Exhibit (c) (3)


                                               June 15, 1998

VIA TELECOPIER
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DeCrane Aircraft Holdings, Inc.
2361 Rosecrans Avenue, Suite 180
El Segundo, CA, 90245

  Attention:     Mr. R. Jack DeCrane
                 Chairman and Chief Executive Officer

Gentlemen:

               DeCrane Aircraft Holdings, Inc._("you" or the "Company") has agreed to provide certain information concerning the Company to DLJ Merchant Banking II, Inc.("we" or "DLJ") so that we may consider an investment in the Company (a "Transaction").

               We agree to treat confidentially all oral and written information concerning the Company that we may receive from the Company or any of its affiliates or agents (the "Evaluation Material") in connection with our consideration of a Transaction. We also agree that prior to giving access to the Evaluation Material to any of our employees, officers, directors, agents, advisors or representatives (the "Representatives") we shall inform such Representatives that they are bound by the terms set forth in this letter.

               Evaluation Material shall include any information you provide to us in the course of our consideration of a Transaction, whether in oral or written form. Any reports, analyses, or notes we produce that are based on, reflect or contain Evaluation Material ("Notes") shall also be held in confidence. We shall not be required to maintain the confidentiality of Evaluation Material if it (i) was or becomes generally available to the public other than through disclosure by us in violation of this agreement; (ii) was available to us on a non-confidential basis prior to your disclosure to us; or
(iii) becomes available to us from a source not known to us to have a duty of confidentiality with regard to the information.

               We agree to use Evaluation Material only to help us analyze and evaluate a Transaction, and shall permit our Representatives access to Evaluation Material only to the extent necessary to allow them to assist us in that analysis or evaluation.

               If we or our Representatives are requested to disclose any Evaluation Material or Notes in connection with any legal or administrative proceeding or investigation, to the extent practicable, we will notify you of the request so that you may seek a protective order or other remedy or waive our compliance with this agreement. We will cooperate with you on a reasonable basis in your efforts to obtain a protective order or other remedy, but we may disclose such of the Evaluation Material or Notes we are required to disclose without liability to you upon the advice of our counsel.

               We hereby acknowledge that we are aware, and our Representatives will be made aware, that the securities laws of the United States prohibit any person who has material, non-public information concerning the Company or a possible Transaction involving the Company from purchasing or selling securities in reliance upon such information or from communicating such information to any other person or entity under circumstances in which it is reasonably foreseeable that such person or entity is likely to purchase or sell such securities in reliance upon such information.

               We agree that, for a period of two years from the date of this agreement, (which obligation shall survive any termination of this letter agreement) unless such shall have been specifically invited in writing by the Board of Directors of the Company, we will not, in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries; (ii) any tender or exchange offer or merger or other business combination involving the Company or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company, (b) form, join or in any way participate in a "group" (as defined under the Securities Exchange Act of 1934, as amended), (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above, or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing. We also agree during any such period not to request the Company (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence).

               You may choose at any time to terminate our further access to Evaluation Material, and, upon your request, we will destroy or return all Evaluation Material previously delivered to us and all copies, summaries and extracts of such Evaluation Material and will destroy all Notes.

               Notwithstanding the foregoing, it is understood and agreed that certain of our affiliates, including without limitation, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), are full service securities firms and as such, may, from time to time effect transactions for their own accounts or the account of their customers, hold positions in securities of the Company (information on which may be included in the Evaluation Material in each case in the ordinary course of their respective businesses as broker-dealers, investment advisers, block positioners, or investment bankers so long as (i) they have established a "Chinese Wall" between individuals working on the Transaction and those individuals involved in effectuating such dealings or transactions, and (ii) and such purchases, sales or dealings are made only in accordance with such "Chinese Wall" policies and procedures and in accordance with applicable law. Nothing contained herein shall be deemed to limit or restrict DLJSC or any such affiliates in the conduct of any such activities.

               Neither you nor we shall be under any legal obligation with respect to a Transaction unless and until a definitive agreement between us is executed and delivered.

               We acknowledge that you are free to conduct the process for a Transaction as you may determine in your sole discretion. You may change the procedures established for a Transaction at any time without notifying us and you may accept or reject any proposal relating to a Transaction in your sole discretion.

               We acknowledge that money damages may not be sufficient remedy for any breach of this agreement and agree that you shall be entitled to seek specific performance and injunctive or other equitable relief for any such breach.

               This agreement shall be governed by the laws of the State of New York, and may be amended or waived only in writing signed by both of us and shall terminate one year from the date hereof.

               Please indicate your agreement with the foregoing by signing below and returning one copy of this Agreement.


                                   Very truly yours

                                   DLJ MERCHANT BANKING II, INC.

                                   By: /s/ Thompson Dean
                                       ---------------------------------
                                       Thompson Dean
                                       Managing Director

Agreed and Accepted

DeCrane Aircraft Holdings, Inc.

By:
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    R. Jack DeCrane
    Chairman and Chief Executive Officer